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                              January 14, 2021

       Sheera Michael
       Partner, CFO/CAO
       TZP Strategies Acquisition Corp.
       7 Times Square, Suite 4307
       New York, New York 10036

                                                        Re: TZP Strategies
Acquisition Corp.
                                                            Amendment to Form
S-1 filed January 12, 2021
                                                            File No. 333-251773

       Dear Mr. Michael:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment to Form S-1 filed January 12, 2021

       General

   1. We note revised disclosure that you believe you "will have the ability to tap into the vast unutilized deal flow
that exists across TZP   s platform" and that your business strategy
                                                        "will be augmented by
the TZP platform." Please revise to clarify the basis for these statements, including
the extent to which there are any agreements, arrangements or understandings with TZP
to provide access to databases or other similar benefits you discuss on pages 7, 87,
90 and elsewhere. If there is no written or oral agreement to provide the specified
benefits please revise accordingly.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Sheera Michael
TZP Strategies Acquisition Corp.
January 14, 2021
Page 2



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Mcphee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameSheera Michael                           Sincerely,
Comapany NameTZP Strategies Acquisition Corp.
                                                           Division of
Corporation Finance
January 14, 2021 Page 2                                    Office of Real
Estate & Construction
FirstName LastName